Continental

02015279

"Exemption No. 82-1357"

Continental Aktiengesellschaft

Press Release

Yokohama Rubber and Continental Have Signed Agreement

Tokyo/Hanover, February 19, 2002. The Yokohama Rubber Co. Ltd., Tokyo, and Continental AG, Hanover, have signed a formal contract to set up a joint venture company to meet the needs for original equipment tires for Japanese carmakers and a contract to cooperate in expanding Continentals replacement tire sales in Japan. The two companies also signed a contract for exchanging their technology. These contracts were agreed based on a Letter of Intent (LoI) signed in June 2001 for closer collaboration in both companies global tire businesses.

Yokohama Rubber and Continental will establish a 50:50 joint venture with a total paid-up capital of 100 million Yen (0.85 million Euro) by the end of March 2002 in Tokyo. The new company, named Yokohama Continental Tire Co., Ltd., will promote tire businesses by marketing original equipment tires for passenger cars, light trucks and trucks/busses to Japanese carmakers and their overseas transplants as well as to Korean automakers. The Board of Directors of Yokohama Continental Tire will have four members, two each from Yokohama Rubber and Continental. Keigo Ueda, Board Director of Yokohama Rubber and General Manager in charge of original equipment tire sales, will assume the position of the President of the new company. Michael Berger of Continental will become Executive Vice President.

Yokohama Continental Tire will open its own branch offices in Nagoya, Osaka and Hiroshima and liason offices in the United States and Germany. With this arrangement, both Yokohama Rubber and Continental can meet the needs of Japanese automakers that are increasingly manufacturing their cars on a worldwide scale.

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In April 2002, Yokohama Rubber will become the exclusive importer/distributor of Continental tires in Japan and start distributing Continental-brand and other main tire brands of Continental for passenger cars as well as tires for industrial vehicles through Yokohama's nationwide sales network for replacement tires. In order to promote the sales of those tires, Continental will dispatch marketing experts to Yokohama Rubber.

Yokohama Rubber and Continental have signed a separate agreement under which the two companies will exchange their technology in order to strongly promote their joint activities described above.

Yokohama Rubber and Continental continue to discuss their closer tie-up in the field of tire production and technology in the NAFTA (North American Free Trade Agreement) region as agreed in the Letter of Intent signed in June 2001. The two companies are evaluating concrete cooperation on improvement measures for QCD (Quality Cost and Delivery) including the unification of product specifications, the exchange of production items and the cooperation in product distribution.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

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